401 9th Street N.W.

Suite 900

Washington, DC 20004-2128

(202) 585-8000

Fax: (202) 585-8080

February 16, 2010

BY EDGAR AND HAND DELIVERY

Kathryn McHale, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc.

  Amendment No. 1 to Registration Statement on Form S-1

  File No. 333-163790

Dear Ms. McHale:

This letter is submitted on behalf of Eagle Bancorp Montana, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-163790) (“Amendment No. 1”), as set forth in your letter to Peter J. Johnson dated February 9, 2010. We are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to such comments and for other necessary changes. We have included with this letter two copies of such filing, which have been marked to show changes from Amendment No. 1 to the Registration Statement as filed on February 1, 2010.

For reference purposes, the text of each comment contained in your letter dated February 9, 2010 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 2, as marked to show changes from Amendment No. 1.

Summary

How We Determined the Offering Range..., page 5

1.	The lead-in to the first table on page 6 indicates that the table presents a summary of selected pricing ratios for the peer group companies, Eagle Montana (on a pro forma basis) and Eagle Bancorp (on a historical basis). However, the table does not include information about Eagle Bancorp on a historical basis. Please revise.

RESPONSE: The disclosure has been revised to delete the reference to the Eagle Bancorp historical information. See page 5.

Kathryn McHale, Esq.

Securities and Exchange Commission

February 16, 2010

Proxy Statement/Prospectus

2.	We note your response to prior comment 27. Please include the index to the financial statements in the table of contents. Also, in the EDGAR filing, please include a note indicating that the financial statements can be found on pages F-1 to F-45 of the offering prospectus.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See the table of contents of the Proxy Statement/Prospectus. The Company has included the requested note in the EDGAR filing in accordance with the Staff’s comment. See the page following page 121 of the Proxy Statement/Prospectus.

Exhibits

3.	We note your response to prior comment 29. However, it appears that the bonus plan described on pages 84-85 of the offering prospectus has not been filed. Please file the bonus plan with your next amendment or provide us with your basis for exclusion.

RESPONSE: The bonus plan in not a written plan, however, we have filed a description of the bonus plan as Exhibit 10.20 to Amendment No. 2.

4.	We note that certain exhibits and schedules to Exhibit 1.2 are not included. Please refile the form of agency agreement in its entirety with your next amendment. Please file all missing exhibits with your next amendment.

RESPONSE: The Company has refiled the form of agency agreement in its entirety and all missing exhibits with Amendment No. 2.

*    *    *     *     *     *

Kathryn McHale, Esq.

Securities and Exchange Commission

February 16, 2010

As discussed with the Staff orally, the Company is requesting the staff to accelerate effectiveness of the Registration Statement on Tuesday, February 16, 2010 with September 30, 2009 financial statements. While February 16, 2010 will be more than 134 days from the date of the latest balance sheet in the Registration Statement, on behalf of the Company, I advise the Staff that the interim financial statements in the Registration Statement will be at least as recent as the information filed under the Exchange Act by Eagle Bancorp and that Eagle Bancorp has timely filed all of its Exchange Act reports during the past 12 months. In addition, the Form 10-Q for the period ended December 31, 2009 will be timely filed after the effective time of the Registration Statement.

Thank you for your assistance regarding this matter. Please contact Ray Gustini at (202) 585-8725 or the undersigned at (202) 585-8303 with any further comments or questions you may have.

Sincerely,

/s/ LLOYD H. SPENCER

Lloyd H. Spencer

cc:	Mr. Peter J. Johnson

Raymond J. Gustini, Esq.

John J. Gorman, Esq.

Edward A. Quint, Esq.